Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 12 DATED NOVEMBER 16, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisitions.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Vukota Residence at Austin Bluffs, LLLP

On November 10, 2017, we acquired from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, ownership of Special Member Preferred Units (the “Vukota Austin Bluffs Units”) of Vukota Residence at Austin Bluffs, LLLP, a Colorado limited liability limited partnership (“Vukota Austin Bluffs”), for the purchase price of $931,960, which is the initial stated value of the Vukota Austin Bluffs Units plus current but unpaid return.  Other than with regard to the purchase of the Units and certain other real estate investments, neither our Manager nor we are affiliated with Vukota, which oversees day-to-day operations of Vukota Austin Bluffs.

Vukota Austin Bluffs is managed by the principals of Vukota Capital Management (“Vukota”), a Colorado based real estate firm. Vukota’s investment strategy in the multi-family sector is to acquire properties below replacement cost in growing supply constrained communities where, over the long-term, rents are expected to increase above the rate of inflation. A typical property acquisition will range between 50 to 350 units or a $3.0 million to $35.0 million purchase price. Vukota's multifamily portfolio consists of over $100M of property value.

The initial proceeds from the Vukota Austin Bluffs Units were used by Vukota Austin Bluffs for the acquisition of a stabilized 312-unit apartment complex located at 4110-4380 Morning Sun Ave., Colorado Springs, CO 80918 (the “Vukota Austin Bluffs Property”).  The Vukota Austin Bluffs Property is well-located directly behind the Austin Bluffs Plaza, a 300,000-square foot redeveloped grocery-anchored (King Soopers) center with retail amenities. Furthermore, 500,000 square feet of retail surrounds the property along Academy Boulevard and Austin Bluffs Parkway, providing an abundance of amenities.

Vukota Austin Bluffs closed on the acquisition at a purchase price of $18,350,000 on September 1, 2015 by assuming a 10-year, fixed-rate permanent loan with Freddie Mac. The property is expected to appreciate in value with ongoing rent increases as the senior debt is paid off prior to an exit via refinancing or sale by September 2025.

The Vukota Austin Bluffs Property was constructed in 1971 and 1972. The property consists of 312 units, 185,694 net rentable square foot, in 13 three-story apartment buildings. The property also features 1 clubhouse and 2 in-ground swimming pools. The property was 5.8% vacant as of 10/27/2017.

Pursuant to the agreements governing the Vukota Austin Bluffs Units (the “Operating Agreements”), we are entitled to receive a 12% per annum preferred economic return, with 12% per annum to be paid current on a quarterly basis.  The redemption date of the Vukota Austin Bluffs Units is September 10, 2025 (the “Vukota Austin Bluffs Redemption Date”).

Based on the purchase price of $18,350,000, the senior debt amount of $14,680,000 at acquisition, and the initial Fundrise investment amount of $920,000 at acquisition, the Vukota Austin Bluffs Units features an 85.0% LTV (aggregate with senior debt).

The principal of Vukota has provided the holders of the Vukota Austin Bluffs Units with standard carve-out and springing guaranties.

As the Vukota Austin Bluffs Units were purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Located in El Paso County and just 60 miles south of Denver, Colorado Springs is the second largest metropolitan area in Colorado. Known for its natural attractions and mild climate, the Springs area experiences 300 days of sunshine annually. The community’s beautiful setting and high quality-of-life has helped to build a growing community of academic, government, high-tech, non-profit, and defense-related businesses.

Technology, health care, financial services, nonprofits, and light manufacturing companies make up the bulk of Colorado Springs employment. The local economy is one of the strongest in the United States, with an unemployment rate of only 5.3%. The Greater Colorado Springs Economic Dev. Corp. estimates that military and defense- related employers make up just over a third of the metropolitan area’s economy, with four major military installations which include Schriever AFB (8,000+), FT. Carson (26,000+), Peterson AFB (NORAD) (6,000+), and US Air Force Academy (2,000+).

Colorado Springs is an attractive market for businesses, particularly high-tech and medical-related companies, due to the high quality of life and highly educated workforce. Recently, MoneyRates.com ranked Colorado Springs the 5th “Best Place to Live,” and 5th in “Ten Places Where Rents Are On The Rise” by Huffington Post. The cost of living in Colorado Springs is just below the national average, while Denver to the north is just above the average.

The same quality-of-life features that make Colorado Springs attractive to employers looking to recruit and retain high-quality workers also bring substantial tourism to the region. The city-owned Garden of the Gods Park is one of the area’s most popular recreation spots, and the famed Broadmoor hotel hosts thousands of tourists and vacationers monthly from all over the world. Historic Colorado City and Manitou Springs, contiguous to Colorado Springs, attract many people looking for a taste of the Old West, and the casinos at nearby Cripple Creek are a popular draw as well. Other significant attractions include the U.S. Olympic Training Center, Pikes Peak, and the United States Air Force Academy.

Colorado Springs has recently experienced some of the strongest apartment fundamentals in the past 15 years. Recent market vacancy was 4.8%, with market-wide rent growth of 6.0%.

Acquisition of Controlled Subsidiary Investment – Vukota Villages of Woodmen, LP

On November 10, 2017, we acquired from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, ownership of Special Member Preferred Units (the “Vukota Woodmen Units”) of Vukota Villages of Woodmen, LP, a Colorado limited partnership (“Vukota Woodmen”), for the purchase price of $1,114,300, which is the initial stated value of the Vukota Woodmen Units plus current but unpaid return.  Other than with regard to the purchase of the Units and certain other real estate investments, neither our Manager nor we are affiliated with Vukota, which oversees day-to-day operations of Vukota Woodmen.

Vukota Woodmen is managed by the principals of Vukota Capital Management (“Vukota”), a Colorado based real estate firm. Vukota’s investment strategy in the multi-family sector is to acquire properties below replacement cost in growing supply constrained communities where, over the long-term, rents are expected to increase above the rate of inflation. A typical property acquisition will range between 50 to 350 units or a $3.0 million to $35.0 million purchase price. Vukota's multifamily portfolio consists of over $100M of property value.

The initial proceeds from the Vukota Woodmen Units were used by Vukota Woodmen for the acquisition of a stabilized 183-unit apartment complex located at 1629 East Woodmen Road, Colorado Springs, CO 80920 (the “Vukota Woodmen Property”).  The Vukota Woodmen Property is well-located within easy walking distance of Starbucks (adjacent to property), King Soopers (Colorado’s most popular grocery store, owned by Kroger), Sam’s Club, Bed Bath & Beyond, Einstein Bagel, Hobby Lobby, and Home Depot, among others.

Vukota Woodmen closed on the acquisition at a purchase price of $16,765,000 on August 18, 2015 by assuming a 10-year, fixed-rate permanent loan with Freddie Mac. The property is expected to appreciate in value with ongoing rent increases as the senior debt is paid off prior to an exit via refinancing or sale by October 2024.

The Vukota Woodmen Property was constructed in 1969 through 1971 and renovated in 2006. The property consists of 183 units, 140,000 net rentable square foot, in 6 three-story apartment buildings. The property also features 1 poolhouse, 1 garage building, and 1 clubhouse/leasing office building, all located on a 5.76-acre lot. The property was 4.4% vacant as of 10/27/2017.

Pursuant to the agreements governing the Vukota Woodmen Units (the “Operating Agreements”), we are entitled to receive a 12% per annum preferred economic return, with 12% per annum to be paid current on a quarterly basis.  The redemption date of the Vukota Woodmen Units is October 1, 2024 (the “Vukota Woodmen Redemption Date”).

Based on the purchase price of $16,765,000, the senior debt amount of $12,660,000 at acquisition, and the initial Fundrise investment amount of $1,100,000 at acquisition, the Vukota Woodmen Units features an 82.1% LTV (aggregate with senior debt).

The principal of Vukota has provided the holders of the Vukota Woodmen Units with standard carve-out and springing guaranties.

As the Vukota Woodmen Units were purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Located in El Paso County and just 60 miles south of Denver, Colorado Springs is the second largest metropolitan area in Colorado. Known for its natural attractions and mild climate, the Springs area experiences 300 days of sunshine annually. The community’s beautiful setting and high quality-of-life has helped to build a growing community of academic, government, high-tech, non-profit, and defense-related businesses.

Technology, health care, financial services, nonprofits, and light manufacturing companies make up the bulk of Colorado Springs employment. The local economy is one of the strongest in the United States, with an unemployment rate of only 5.3%. The Greater Colorado Springs Economic Dev. Corp. estimates that military and defense- related employers make up just over a third of the metropolitan area’s economy, with four major military installations which include Schriever AFB (8,000+), FT. Carson (26,000+), Peterson AFB (NORAD) (6,000+), and US Air Force Academy (2,000+).

Colorado Springs is an attractive market for businesses, particularly high-tech and medical-related companies, due to the high quality of life and highly educated workforce. Recently, MoneyRates.com ranked Colorado Springs the 5th “Best Place to Live,” and 5th in “Ten Places Where Rents Are On The Rise” by Huffington Post. The cost of living in Colorado Springs is just below the national average, while Denver to the north is just above the average.

The same quality-of-life features that make Colorado Springs attractive to employers looking to recruit and retain high-quality workers also bring substantial tourism to the region. The city-owned Garden of the Gods Park is one of the area’s most popular recreation spots, and the famed Broadmoor hotel hosts thousands of tourists and vacationers monthly from all over the world. Historic Colorado City and Manitou Springs, contiguous to Colorado Springs, attract many people looking for a taste of the Old West, and the casinos at nearby Cripple Creek are a popular draw as well. Other significant attractions include the U.S. Olympic Training Center, Pikes Peak, and the United States Air Force Academy.

Colorado Springs has recently experienced some of the strongest apartment fundamentals in the past 15 years. Recent market vacancy was 4.8%, with market-wide rent growth of 6.0%.